March 23, 2020

VIA EDGAR (Filed as Correspondence)

Division of Corporation Finance

Attn.: Staff Counsel Ronald Alper, Esq. and Brigette Lippman, Esq.

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D. C. 20549

Re: Verax Research Services, Inc.

Correspondence to Amendment No. 3 to Its

Offering Statement on Form 1-A Originally Filed June 28, 2019

File No. 024-11029

Dear Office of Beverages, Apparel and Mining:

On March 20, 2020, Verax Research Services, Inc. (the “Issuer”) filed a Request of Acceleration of its Form 1-A (File No. 024-11029) pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, to May 1, 2020, or as soon as practicable thereafter. Per the staff’s request late Friday, Registrant hereby withdraws such Request for Acceleration at this time.

Best Regards,

VERAX RESEARCH SERVICES, INC.

/s/ Garrett Lindemann Chief Executive Officer cc: John Dolkart, Jr., Esq. J. Randall Hoggle, Verax Chair Vlad Uchenik, Dalmore Group Etan Butler, Dalmore Group

VERAX RESEARCH AND TESTING CENTER @ HOPKINS -

JOHNS HOPKINS UNIVERSITY; MCC-ACADEMIC AND RESEARCH BUILDING 9601

MEDICAL CENTER DRIVE, ROCKVILLE, MARYLAND 20850

Office: (888) 214-2584  www.veraxresearch.com  Fax: (240) 465-0519